NORTH EUROPEAN OIL ROYALTY TRUST


                            ESTIMATE OF REMAINING
                          PROVED PRODUCING RESERVES
                        IN THE NORTHWEST BASIN OF THE
                         FEDERAL REPUBLIC OF GERMANY
                            AS OF OCTOBER 1, 1999
                                    AND
                               CALCULATION OF
                          COST DEPLETION PERCENTAGE
                            FOR 1999 CALENDAR YEAR


































RALPH E. DAVIS ASSOCIATES, INC.
HOUSTON, TEXAS                                              DECEMBER, 1999






                    T A B L E   O F  C O N T E N T S




Discussion . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .1

Description of Holdings. . . . . . . . . . . . . . . . . . . . . . . . . .2

Limitations of Available Data. . . . . . . . . . . . . . . . . . . . . . .3

Oldenburg Area - Sales and Reserves. . . . . . . . . . . . . . . . . . . .4

Net Reserves . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .5

Calculation of Cost Depletion Percentage . . . . . . . . . . . . . . . . .6

Certificate of Qualification . . . . . . . . . . . . . . . . . . . . . . .8

Attachment A . . . . .
            Reserve Summary and Five Year
            Net Sales History  . . . . . . . . . . . . . . . . . . . . . .9

Attachment B. . . . .
            Calculation of
            Cost Depletion Percentage. . . . . . . . . . . . . . . . . . 10



































                      Ralph E. Davis Associates, Inc.

                  Consultants - Petroleum and Natural Gas
                     3555 Timmons Lane - Suite 1105
                           Houston, Texas 77027
                             (713) 622-8955




                                                           December 17, 1999



The Trustees of
North European Oil Royalty Trust
P. O. Box 456
Red Bank, New Jersey 07701


Gentlemen:


          In accordance with your request, we have prepared a report of the estimated remaining proved producing reserves attributable to the overriding royalty interest of North European Oil Royalty Trust (the "Trust" or "NEORT") in the Northwest German Basin of the Federal Republic of Germany as of October 1, 1999. The proved producing reserves are as of October 1, 1999 and the reported sales are for the twelve month period ending
September 30, 1999. The use of the period ending September 30, 1999 is consistent with prior years and allows the timely calculation of the royalty reserves and the cost depletion percentage for the calendar year.

          In addition, based on the information contained in the first portion of this report, we have performed the calculations necessary to derive the cost depletion percentage for the 1999 calendar year. As detailed in Attachment B, the cost depletion percentage for the 1999 calendar year for Trust unit owners is equal to 9.683 percent of their cost base as of January 1, 1999.























North European Oil Royalty Trust                           December 17, 1999
                                                                      Page 2


                           DESCRIPTION OF HOLDINGS
                           -----------------------

          The Trust holds various overriding royalty rights on sales of gas, sulfur and oil from certain concessions and leases in the Federal Republic of Germany. The Oldenburg concession (1,398,000 acres), covering virtually the entire former State of Oldenburg and located in the State of Lower Saxony, is the major source of royalty income for the Trust. Although the Trust has interests in other producing areas, reserves and net sales for these areas are no longer used in the calculation of annual cost depletion percentage. While the Trust continues to receive royalty payments from some of these interests, these royalties represent less than one (1) percent of the Trust's total royalties and the expenses involved in the determination of reserve estimates for these interests are not warranted by the royalties received. The exclusion of these reserves does not have a material effect on the calculation of the cost depletion percentage. We will continue to monitor the quarterly statements and if increases are noted that could materially add reserves to the Trust, we will resume estimating future reserves.

          1. The Oldenburg concession is held by Oldenburgische Erdol Gesellschaft ("OEG"). Within this concession Mobil Erdgas - Erdol GmbH ("Mobil Erdgas"), the German subsidiary of Exxon Mobil Corp. and BEB Erdgas und Erdol GmbH ("BEB"), a joint venture of Exxon Mobil Corp. and the Royal Dutch Group, carry out all exploration, drilling, production and sales activities.

               (a) Under one series of rights covering the western part of the Oldenburg concession (approximately 662,000 acres), the Trust receives a royalty payment of 4% on gross receipts from sales by Mobil Erdgas of gas well gas, oil well gas, crude oil and condensate. The Trust also receives from Mobil Erdgas a 2% royalty payment on gross receipts of sales of sulfur obtained as a by-product of sour gas produced from the western part of Oldenburg.
                   The payment of the sulfur royalty is subject to an agreement which provides that if Mobil Erdgas' selling price is below the escalated base price, payment of royalties is deferred until such time as the selling price again exceeds the escalated base price. Throughout fiscal 1999, Mobil Erdgas' selling price was below the escalated base price. We will continue to monitor this situation, but until the point that Mobil Erdgas' selling price again exceeds the escalated base price, reserves subject to this royalty will not be included in overall reserve calculations.












North European Oil Royalty Trust                           December 17, 1999
                                                                      Page 3


               (b) Under another series of rights covering the entire
                   Oldenburg concession and pursuant to an agreement with OEG (the "OEG Agreement"), the Trust receives royalties at the rate of 0.6667% on gross receipts from sales of gas well gas, oil well gas, crude oil, condensate and sulfur (removed during the processing of sour gas)less 50% of an escalating cost base. This cost base is recalculated annually based on indices reflecting changes in certain prices within Germany. Under the agreement previously reached with the operating companies, the computation system will be changed in 2002, at which time 50% of the field handling, treatment and transportation costs as reported for state royalty purposes will be deducted
                   From gross sales receipts prior to the calculation of the royalty to be paid to the Trust.


                      LIMITATIONS OF AVAILABLE DATA
                      -----------------------------


          The reserves considered in this report are defined as proved producing reserves. Proved producing reserves are limited to those quantities which can be expected to be recoverable commercially from known reservoirs at current prices and costs, under existing regulatory practices and with existing conventional equipment and operating methods. Proved producing reserves do not include either proved developed non-producing reserves or any class of probable reserves.

          The reserve estimates were prepared using engineering methods generally accepted by the petroleum industry. The reliability of any reserve estimate is a function of the quality of available information and of engineering interpretation and judgment.

          The Trust, as an overriding royalty interest owner, does not receive proprietary data from the various operators on producing wells. Data, such as logs, core analysis, reservoir tests, pressure tests, gas analyses, geologic maps, and individual well production histories, which are used in volumetric and material balance type reserve estimates, are not available to the Trust.

          The Trust receives various monthly and quarterly statements from the operators that report production, sales and revenue data. Utilizing the same procedures as in prior years, this information, plus published information received from W.E.G. (a German organization comparable to the American Petroleum Institute or the American Gas Association), has been used to prepare this annual report. In addition, the Trust retains a part-time consultant in Germany who is familiar with the German petroleum industry in general and the operating companies in particular. His periodic reports








North European Oil Royalty Trust                           December 17, 1999
                                                                      Page 4


and communications are considered in the preparation of this report. We believe the reserve estimates prepared using all the available data represent realistic values. However, due to the limitation of available data, this estimate of reserves cannot have the same degree of accuracy that an estimate of reserves prepared using all pertinent data would have. Our experience in the evaluation of reserves using such limited data compensates somewhat for the limitations of available data.

     The data in the reports received by the Trust is in metric tons and cubic meters. The following Metric to English Unit conversion factors were used:

               Oil:     7.23 barrels per metric ton
               Gas:     37.25 cubic feet per cubic meter at 14.7 psia
                        and 60 degrees Fahrenheit
               Sulfur:  1.1 short tons per metric ton


                     OLDENBURG AREA -  SALES AND RESERVES
                     ------------------------------------


          The Trust's royalty income comes primarily from the Oldenburg area. Gas production accounts for the majority of the income; however, the high hydrogen sulfide content of much of the gas produced necessitates its removal before the gas can be sold. The facilities at the Grossenkneten desulfurization plant are the primary means by which the hydrogen sulfide is removed. Following renovations and improvements to the plant in 1994 and again in 1996, the plant's input capacity has been increased from 600,000 cu. meters per hour to its present capacity of 760,000 cu. meters per hour. A second desulfurization plant, NEAG, remains connected by pipeline with the transportation system of the Oldenburg concession but is currently being utilized only to a limited degree for the processing of gas from Oldenburg.

          During the 12 months ending September 30, 1999 total sales for the Oldenburg area were 240,905 barrels of oil and condensate, 277 million cubic feet ("MMcf") of oil well gas, 221,926 MMcf of gas well gas, and 805,116 short tons of sulfur. The sales from the western portion of Oldenburg, where the Trust has a greater interest, were 154,846 barrels of oil and condensate, 277 MMcf of oil well gas, 95,647 MMcf of gas well gas and 367,926 short tons of sulfur.

         Estimated gross remaining proved producing reserves attributable to the total Oldenburg area are 1,832,104 barrels of oil and condensate, 2,161 MMcf of oil well gas, 2,518,732 MMcf of gas well gas, and 10,857,161 short tons of sulfur.










North European Oil Royalty Trust                           December 17, 1999
                                                                      Page 5


                              NET RESERVES
                              ------------


          To present an accurate picture of estimated proved producing reserves net to the Trust, the gross reserve figures outlined above must be modified by the impact of the different royalty rates in effect in the Oldenburg concession. A comparison of the Trust's overriding royalty rates in both the western and eastern areas of Oldenburg is as follows:


               Mobil Erdgas                  West          East
               ---------------            ----------    ----------
                    Oil & Gas                 4%            0%
                    Sulfur                    2%*           0%

               BEB
               ---------------
                    Oil & Gas              0.6667%**     0.6667%**
                    Sulfur                 0.6667%**     0.6667%**

     *Temporarily suspended. (See explanation above.)

     **Prior to the calculation of royalties, 50% of an escalating cost base is deducted.


          The application of these royalty rates to the estimated gross remaining proved producing reserves attributable to the western and eastern Oldenburg areas yields the combined estimated proved producing reserves net to the Trust. The Trust's estimated remaining net proved producing reserves as of October 1, 1999 and net sales for the twelve month period ending September 30, 1999 are as follows:


                                            Reserves         Sales
                                            --------         -----
               Oil, Barrels                  67,898          7,415
               Oil Well Gas, MMcf                98              8
               Gas Well Gas, MMcf            47,077          5,047
               Sulfur, Short Tons            50,486***       3,744***

         *** Note: At current price levels no royalties are being paid under the Mobil Erdgas sulfur royalty.


          A summary of net proved producing reserves by product and a five year history of net sales attributable to the royalty interests of the Trust are presented in Attachment A.








North European Oil Royalty Trust                           December 17, 1999
                                                                      Page 6


                 CALCULATION OF COST DEPLETION PERCENTAGE
                 ----------------------------------------

          The categories of proved producing reserves considered in the calculation of the cost depletion percentage are oil, oil well gas, and gas well gas. Sulphur is a by-product of gas production and is not considered in the computation of total cost depletion percentage.

          For each category of reserves, a product base was established for the Trust as of January 1, 1976. Through the use of these product bases, we can account for the relative size of each of these categories of reserves and the corresponding impact on the calculation of the cost depletion percentage. The product base for each category of proved producing reserves is reduced annually by an adjustment that is calculated by multiplying the product base at the beginning of the current year by the depletion factor for that category of reserves. The depletion factor for each category of reserves is the ratio of the relevant net sales during the current year to the corresponding adjusted net proved producing reserves at the beginning of the current year.

          Significant items in the cost depletion percentage calculation that appear on Attachment B as specific item numbers, shown in parentheses, and their sources are as follows:

               The adjusted estimated net proved producing reserves as of 10/1/98 (3) is obtained by adding the estimated remaining net proved producing reserves as of 10/1/98 (1) and the adjustments to reserves during the period (2).
               Therefore (3) = (1) + (2).

               The depletion factor (6) for each category of proved producing reserves is obtained by dividing the relevant net sales (4) by the corresponding adjusted estimated net proved producing reserves as of 10/1/98 (3). Therefore (6) = (4) / (3).

               The product base for each category of proved producing reserves as of 1/1/98 (7) and the adjustment taken during 1998
               (8) were obtained from the previous year's report. The product base as of 1/1/99 (9) forms the initial starting point for the calculation of the cost depletion percentage for the 1999 tax year. The product base for 1/1/99 (9) then is
               (7) - (8).

               The adjustment to the product base for each category of proved producing reserves (10) is used to reduce the product base as of the beginning of each year. This adjustment is the product of the depletion factor for each category of proved producing reserves (6) multiplied by the corresponding product base as of 1/1/99 (9). Therefore (10) = (6) x (9).








North European Oil Royalty Trust                           December 17, 1999
                                                                      Page 7


               The cost depletion percentage (11) then is the sum of the adjustment to the product base of each category of proved producing reserves [Sum (10)] divided by the sum of the product base for each category as of 1/1/99 [Sum (9)]. Therefore (11) = [Sum (10)] / [Sum (9)].


          The cost depletion percentage represents the total allowable cost depletion for the current calendar year for the Trust's unit owners, expressed as a percentage of their cost base at the beginning of the calendar year.



                                          Sincerely yours,

                                          RALPH E. DAVIS ASSOCIATES, INC.

                                          /s/ Larry A. Barnett
                                          ----------------------------
                                              Larry A. Barnett, P. E.
                                              Senior Vice-President

LAB:sw

































North European Oil Royalty Trust                           December 17, 1999
                                                                      Page 8


                          CERTIFICATE OF QUALIFICATION
                          ----------------------------


          I, Larry A. Barnett, Registered Professional Engineer, do hereby certify:


          1. That I am senior vice-president of the consulting firm of Ralph E. Davis Associates, Inc. with offices at 3555 Timmons Lane, Suite 1105, Houston, Texas 77027.

          2. That I have prepared a reserve report on the interests of the North European Oil Royalty Trust in the Northwest Basin of the Federal Republic of Germany as of October 1, 1999.

          3. That I have no direct or indirect interest, nor do I expect to receive any direct or indirect interest, in the properties or in any securities of the North European Oil Royalty Trust.

          4. That I attended The University of Texas and that I graduated with a Bachelor of Science Degree in Petroleum Engineering in 1958.

          5. That I am a Registered Professional Engineer in the States of Texas and Louisiana, Registration Numbers 23399 and 9647 respectively, and that I am a member in good standing of the Society of Petroleum Engineers, the Society of Petroleum Evaluation Engineers and the Society of Professional Well Log Analysts.

          6. That I have in excess of thirty-eight years experience in the evaluation of oil and gas properties in the United States, Canada, Mexico, South America and Germany, and that I have been practicing as a consultant in petroleum engineering and geology since 1985.


                                          RALPH E. DAVIS ASSOCIATES, INC.

                                            /S/ Larry A. Barnett
                                           ----------------------------
                                                Larry A. Barnett, P. E.
                                                Senior Vice-President













                               ATTACHMENT A

                     NORTH EUROPEAN OIL ROYALTY TRUST
              RESERVE SUMMARY AND FIVE YEAR NET SALES HISTORY


ESTIMATED NET PROVED PRODUCING RESERVES
---------------------------------------
AS OF OCTOBER 1, 1999
---------------------

                                  OLDENBURG

---------------------------------------------------------------------------

              Oil/Cond.       Oil Well          Gas Well        Sulfur
                                Gas               Gas
               Barrels          MMcf              MMcf         Short Tons
              ---------      ----------        ----------      ----------

               67,898           98               47,077         50,486***

    ***Note: At current prices, no royalties are presently being paid under the Mobil Erdgas sulfur royalty.

FIVE YEAR NET SALES SUMMARY
---------------------------
12 MONTHS ENDING SEPTEMBER 30
-----------------------------

                                  OLDENBURG

---------------------------------------------------------------------------

              Oil/Cond.       Oil Well          Gas Well        Sulfur
                                Gas               Gas
              Barrels           MMcf              MMcf         Short Tons
             ----------      ----------        ----------     ------------

    1999       7,415             8                5,047          3,744***
    1998       8,236             9                4,937          4,334***
    1997       8,618             7                4,479          3,993***
    1996       9,348             8                3,450          4,268***
    1995       9,226             8                4,098          4,081***


    ***Note: At current prices, no royalties are presently being paid under the Mobil Erdgas sulfur royalty.













                               ATTACHMENT B

                     NORTH EUROPEAN OIL ROYALTY TRUST
                 CALCULATION OF COST DEPLETION PERCENTAGE

                   For the Year Ending December 31, 1999

                                                   OLDENBURG

                                                    Oil Well       Gas Well
                                         Oil          Gas            Gas
                                       Barrels        MMCF           MMCF
                                       -------     ----------     ----------

NEORT NET RESERVES  (Barrels of Oil and Million Cubic Feet of Gas)
------------------------------------------------------------------

 1. Estimated remaining net proved
    producing reserves as of 10-1-98   87,851          66           47,999

 2. Adjustments to reserves
    during period                     -12,538          40            4,125

 3. Adjusted estimated net proved
    producing reserves
    as of 10-1-98                      75,313          106          52,124

 4. Net sales from 10-1-98
    to 9-30-99                          7,415           8            5,047

 5. Estimated remaining net proved
    producing reserves
    as of 10-1-99                      67,898          98           47,077

RESERVE DEPLETION FACTOR  (%)
-----------------------------

 6. Depletion factor                  0.09846        0.07547       0.09683

NEORT WEIGHTED PRODUCT BASE ALLOCATION  (%)
-------------------------------------------

 7. Product base as of 1-1-98         0.49303        0.03856      14.20789

 8. Less adjustments taken
    during 1998                       0.04238        0.00463       1.32508

 9. Product base as of 1-1-99         0.45065        0.03393      12.88281

 10. 1999 adjustment
     to product base                  0.04437        0.00256       1.24740

 11. Cost depletion percentage for 1999 calendar year for Trust unit owners is equal to 9.683 percent of their 1-1-99 cost base.







   Footnotes:

      Line (1) from reserves review as of 10-1-98
      Line (2) from reserves review as of 10-1-99
      Line (3) = Line (1) + Line (2)
      Line (4) from OEG and Mobil Erdgas statements
      Line (5) from reserves review as of 10-1-99
      Line (6) = Line (4) / Line (3)
      Line (7) from 1998 Depletion Computations
      Line (8) from 1998 Depletion Computations
      Line (9) = Line (7) - Line (8)
      Line (10) = Line (9) x Line (6)
      Line (11) = [Sum (10)] / [Sum (9)]